EXHIBIT 99.1

On May 11, 2022, the Company granted the following under the LTIP Plan:

•	30,000 stock options exercisable at a price of CAD$2.50 for a period of three years. The stock options vested immediately.

•	40,000 RSUs whereby the holder will receive 40,000 common shares subject to the vesting condition of being employed on July 14, 2022.

•	30,000 RSUs whereby the holder will receive 30,000 common shares subject to the vesting condition of achieving a performance milestone on July 14, 2022.